Wealthfront Brokerage LLC

Statement of Financial Condition

July 31, 2023

With Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, **Jamie Coffey**, affirm that, to the best of my knowledge and belief the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of **Wealthfront Brokerage LLC**, as of **July 31, 2023**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____ 9/25/2023
Signature

Notary Public

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Cash Flows.
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

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☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____

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State of California
County of Santa Clara



ZHICHONG CHAN
Notary Public - California
Santa Clara County
Commission # 2417748
My Comm. Expires Sep 23, 2026

Subscribed and sworn to (or affirmed) before me

on this _29_ day of _September_, 20_23_,
      Date   Month   Year
by

(1) _Jamie Coffey_____

(and (2)_____),
        Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature _Zhichong Chan_____
       Signature of Notary Public

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Wealthfront Brokerage LLC
Table of Contents
July 31, 2023



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Wealthfront Brokerage LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wealthfront Brokerage LLC (the Company) as of July 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at July 31, 2023 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.
September 29, 2023

Wealthfront Brokerage LLC
Statement of Financial Condition
As of July 31, 2023

Assets

Cash and cash equivalents	$	46,223,782
Cash segregated under Federal and other regulations		4,846,920
Restricted cash and cash equivalents		610,000
Due from customers		83,270,533
Receivable from affiliate		5,549,391
Receivable from clearing broker		1,953,598
Investments in fractional shares held by customers		3,859,783
Cash sweep service receivables		12,824,603
Other assets		888,226
Total Assets	$	160,026,836

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,063,851
Payable to clearing broker		82,725,735
Payable to affiliate		14,201,059
Fractional shares repurchase obligation		3,859,783
Due to customers		3,019,135
Deferred revenue		244,410
Total Liabilities	$	105,113,973
Member's Equity		54,912,863
Total Liabilities and Member's Equity	$	160,026,836

See accompanying notes to the statement of financial condition

2

1. **Organization**

    Wealthfront Brokerage LLC (the "Company") is a Delaware registered limited liability company and is a wholly owned subsidiary of Wealthfront Corporation (the "Parent"). The Company currently operates in one reportable business segment which represents principally all of the Company's operations and is a registered broker-dealer licensed by the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company is an omnibus clearing and carrying broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia, Puerto Rico and the U.S. Virgin Islands.

    The Company conducts business on an omnibus basis and clears through RBC Correspondent Services ("RBC"), a division of RBC Capital Markets, LLC. In addition, the Company acts as a distributor of funds for Wealthfront 529 College Savings Plan, a private purpose trust fund of the State of Nevada, for which Ascensus Broker Dealer Services, Inc. serves as the Program Manager and the Bank of New York Mellon Corporation serves as the custody agent. The Company also offers a cash sweep program to its customers which allows uninvested cash balances to earn interest with program banks insured by the Federal Deposit Insurance Corporation ("FDIC").

2. **Significant Accounting Policies**

    Use of Estimates

    The preparation of statement of financial condition in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances, however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

    Cash and Cash Equivalents

    The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balances at various financial institutions. These deposits may exceed maximum insurance coverage level provided by the FDIC. No cash equivalents were held as of July 31, 2023.

    Cash Segregated Under Federal and Other Regulations

    Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

    Restricted Cash and Cash Equivalents

    Restricted cash consists of $600,000 invested in a bank certificate of deposit with a 30-day maturity earning interest on a monthly basis and $10,000 held on deposit at Bank of New York Mellon as of July 31, 2023. No restricted cash equivalents were held as of July 31, 2023.

    Due to/from Customers

    The Company offers margin lending to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, customers are obligated to maintain net equity of 25% of the value of securities in their accounts. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

2. **Significant Accounting Policies (continued)**

Margin loans of $82,638,780 as of July 31, 2023 are included in Due from customers in the statement of financial condition. As of July 31, 2023, no customer accounted for more than 5% of the outstanding margin loans. As of July 31, 2023, $520,269 of ACH reversals, and $111,484 of margin interest receivable from customers are also accounted for in Due from customers in the statement of financial condition. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. In accordance with the practical expedient, when the Company reasonably expects that customers replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The allowance for credit losses for receivables from customers and related activity is immaterial as of July 31, 2023.

Due to customers is primarily comprised of customer cash balances in their brokerage account, which typically result from customer cash received at the clearing firm or at the bank account for the benefit of the customer that is not yet swept to customer investment or sweep accounts or pending withdrawal.

Receivables from and Payables to Clearing Broker

The Company maintains clearing accounts with RBC. As of July 31, 2023, the Company has a balance of $1,853,598 in the clearing accounts and are presented in receivables from clearing broker on the statement of financial condition. The Company also maintains a $100,000 clearing deposit with its clearing broker, RBC. The clearing deposit is required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that cannot otherwise satisfy, within a short period after termination of a clearing arrangement. The duration of these receivables is typically short term in nature with daily settlement. The Company continually reviews the credit quality of RBC.

The Company has a loan payable to its clearing broker, RBC, in the amount of $82,638,780 as of July 31, 2023, related to the financing of customers' margin loans. The securities of customers with margin loan balances are segregated and made available to the clearing broker as collateral for the outstanding loan balance. As of July 31, 2023, interest and service charges payable to the clearing broker are $86,955 and $201,560 respectively and are presented as payable to clearing broker and accounts payable and accrued expenses, respectively, on the statement of financial condition.

Receivable from and Payable to Affiliate

The receivable and payable to affiliates in the amount of $5,549,391 and $14,201,059, respectively, as of July 31, 2023 relate to the expense sharing agreement described in Note 5.

Fractional Share Program

The Company operates a fractional share program for the benefit of its customers and maintains inventory of securities held exclusively for the fractional share program. This proprietary inventory is recorded within other assets on the statement of financial condition.

When a user purchases a fractional share, the Company records the cash received for the investments in fractional shares held by customers as pledged collateral and an offsetting liability to repurchase the shares. The Company concluded that it does not meet the criteria for derecognition under the accounting guidance and fractional shares held by customers are accounted for as a secured borrowing. Proprietary inventory of securities, investments in fractional shares held by customers and fractional shares repurchase obligation are measured at fair value at each reporting period via the election of the fair value option.

4

2. **Significant Accounting Policies (continued)**

Fair Value Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents and various liabilities. For other financial instruments, such as cash, receivables, and payables, their carrying values approximate their fair values.

The fair value of an asset is considered to be the price that would be received from selling an asset in an orderly transaction between unrelated knowledgeable and willing market participants at the measurement date. A liability's fair value is defined as the amount that would be paid to transfer a liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) available in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

When available, the Company uses quoted market prices to determine the fair value of its financial assets and classifies such instruments in Level 1 of the fair value hierarchy. When quoted market prices are not available, the Company determines the fair value utilizing quoted prices for recent trading activity of instruments with similar characteristics to the instrument being valued and classifies such instruments in Level 2 of the fair value hierarchy.

Included in investments in fractional shares held by customers and fractional shares repurchase obligation in the statement of financial condition, the Company has recorded Level 1 trading securities primarily comprised of marketable equity securities of $3,859,783. Included in other assets in the statement of financial condition, the Company has recorded Level 1 inventory of marketable equity securities of $255,945.

Deferred Revenue

Deferred revenue consists of proxy reimbursement generated from fees for disseminating certain communications to beneficial owners and providing beneficial owners information to issuers paid in advance and earned over time as performance obligations are satisfied.

Cash sweep service receivable

Cash sweep service receivables entirely consist of receivables for cash sweep service revenue.

Other assets

Other assets primarily consist of receivables from customers' funds held in a money market fund pending withdrawal in the amount of $40,002, customers' checks in transit in the amount of $282,825, proprietary inventory to facilitate fractional trading program in the amount of $255,945 and prepaid operating expenses in the amount of $309,454.

Income Taxes

On August 1, 2022, the Company elected to change its method of allocating consolidated taxes to separate entity financial statements under ASU No. 2019-12 to not push down and allocate current and deferred tax expense from Parent. The Company believes that this approach to tax allocation is preferable since the Company is a disregarded entity to Parent for federal and state income tax purposes and hence does not reflect the actual tax liability of the Company. Accordingly, all income, expense, gain or loss of the Company flows through to the Parent and as a result, no income tax provision has been recorded.

3. **Recent Accounting Developments**

There were no accounting pronouncements adopted during the fiscal year ended on July 31, 2023.

4. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires broker-dealers to maintain minimum net capital equal to or greater than a specified threshold, as well as a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The Company utilizes the alternative method in determining its excess net capital. Under the alternative method, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate customer debits (i.e., customer-related receivables) as computed per Rule 15c3-3's reserve formula. At July 31, 2023, the Company's net capital was $47,405,123 which exceeded the requirement by $45,714,140.

5. **Related-Party Transactions**

The Company has a tri-party expense sharing agreement with the Parent and the Adviser. The Company assists the Adviser by providing account holders with brokerage services by introducing such accounts and account holders to RBC on an omnibus or other mutually-agreed basis for custody, transaction clearance and other mutually-agreed services. As a result of the expense sharing and brokerage services agreement, the Company has a net receivable from the Adviser, receivable from affiliate, of $5,549,391 as of July 31, 2023.

The expense sharing agreement with the Parent requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses include marketing and professional fees, indirect expenses include compensation and benefits, rent, insurance, and communications based on an amount in line with the expense sharing agreement. As a result of the expense sharing the Company has a net payable to the Parent, payable to affiliate, of $14,201,059 as of July 31, 2023.

The Company has a revolving line of credit with its Parent. The agreement enables the Company to borrow from its Parent in the amount up to $20,000,000 in the form of a promissory note to satisfy its reserve requirement under Rule 15c3-3. Such loans begin to accrue simple, non-compounding interest on the sixth (6) business day following each such disbursement. Outstanding loans accrue interest at a rate equal to the effective federal funds rate plus two percent (2.00%) per annum. The effective federal funds rate for each note is based upon the effective federal funds rate on the date of execution for each such note. Interest is computed and accrued on a 365-day basis for the actual number of days elapsed. Accrued and unpaid interest is due upon repayment of each loan or the termination date, whichever occurs first. As of July 31, 2023, the Company had no outstanding loans owed to the Parent.

Several directors and officers of the Company from time to time hold brokerage accounts for which services are provided and have margin loans. There were no such loans outstanding as of July 31, 2023.

6. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company clears these transactions with its clearing firm on an omnibus basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

6. **Financial Instruments with Off-Balance-Sheet Credit Risk (continued)**

Margin Risk

By permitting customers to receive loans on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. Sharp changes in market values of substantial amounts of securities and the failure by its clearing partner to honor its commitments for the borrowing transactions could have an adverse effect on the Company's revenue and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or reduce margin loans, when necessary. Management is responsible for supervising the risks associated with extending credit and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes it is unlikely the Company will have to make any material payments under these arrangements.

7. **Contingencies**

The Company is subject to claims and lawsuits in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim. An event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of July 31, 2023, the Company has not recorded any material loss contingencies in the financial statements.

8. **Subsequent Events**

The Company has evaluated subsequent events from the statement of financial condition date through September 29, 2023, the date which the financial statements were available to be issued.

In accordance with Rule 15c3-1(e) notification (withdrawals of equity capital), the Company made a net capital withdrawal of $15,000,000 on August 3, 2023, which reduced excess net capital over the requirement to $30,714,140.

There have been no other material subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the statement of financial condition as of July 31, 2023.